Exhibit 1.01

QORVO, INC.
CONFLICT MINERALS REPORT
FOR THE YEAR ENDED DECEMBER 31, 2025

INTRODUCTION
Qorvo, Inc. (herein referred to as the “Company”, “Qorvo”, “we”, “us”, or “our”) presents this Conflict Minerals Report (“CMR”) for the year ended December 31, 2025 (“Reporting Period”), pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). This CMR should be read in conjunction with the definitions contained in the instructions to Form SD and related rules of the Securities and Exchange Commission (“SEC”). The SEC defines “conflict minerals” as columbite-tantalite (coltan), cassiterite, wolframite, gold, and their derivatives, which are limited to tantalum, tin, and tungsten (also referred to as “3TG”).
COMPANY DESCRIPTION
Qorvo (Nasdaq: QRVO) is a global leader in the development and commercialization of technologies and products for wireless, wired and power markets. We are organized into three operating and reportable segments that align our technologies and applications with customers and end markets: High Performance Analog (“HPA”), Connectivity and Sensors Group (“CSG”) and Advanced Cellular Group (“ACG”).
HPA is a leading global supplier of radio frequency (“RF”), analog mixed signal and power management solutions. CSG is a leading global supplier of connectivity solutions, with broad expertise spanning ultra-wideband (“UWB”), Matter®, Bluetooth® Low Energy, Zigbee®, Thread®, Wi-Fi® and cellular solutions for the Internet of Things (“IoT”). ACG is a leading global supplier of advanced cellular solutions for smartphones, wearables, laptops, tablets and other devices.
OVERVIEW
Qorvo is committed to the responsible sourcing of minerals and strives to conduct activities that respect and support human rights throughout its global supply chain. We work extensively on issues related to conflict minerals and recognize that collaborative efforts among industry stakeholders are needed to identify and mitigate the potential risks associated with 3TG extraction in the Democratic Republic of the Congo or an adjoining country (collectively referred to as the “Covered Countries”).
As a member of the Responsible Minerals Initiative (“RMI”), we regularly collaborate with industry peers and other stakeholders to address 3TG related issues and promote responsible mineral sourcing.
Although most of our products contain the types of minerals the SEC defines as conflict minerals, Qorvo does not directly source 3TG from mines or “mineral processors” (herein referred to as “smelters and refiners” or “SORs”). Instead, we source components and materials from suppliers, who source their components and materials from sub-tier suppliers. Qorvo is far removed from the mine sites and SORs in its global supply chain, and is therefore considered a “downstream” company, as described by the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Due Diligence Guidance”). Due to our position in the supply chain, we rely on our suppliers to provide information on the conflict minerals necessary to the functionality and production of Qorvo products, and we collaborate with industry peers and other stakeholders to meet our responsible mineral goals and customer expectations. Suppliers are requested to assist in our annual Reasonable Country of Origin Inquiry (“RCOI”) and due diligence efforts, which include identifying the smelters and refiners who process the conflict minerals used in components and/or materials supplied to Qorvo.

For the Reporting Period, in accordance with Rule 13p-1, we conducted a good faith RCOI to determine whether any of the conflict minerals used in our products originated in the Covered Countries or were derived from recycled or scrap sources. As a result of this effort, we determined that some of the 3TG used in our products may have originated in the Covered Countries. Accordingly, we have exercised due diligence to determine the source of these conflict minerals, as described in this CMR below.
Upon the exercise of our due diligence – which is subject to and limited by our ability to obtain reliable information for the conflict minerals used in our products – we did not identify any occurrence where our 3TG sourcing has directly or indirectly financed or benefited armed groups in the Covered Countries.
REASONABLE COUNTRY OF ORIGIN INQUIRY
For the year ended December 31, 2025, Qorvo’s RCOI process began with the identification of “relevant suppliers”, defined as direct suppliers who supplied Qorvo with components and/or materials reasonably determined to contain 3TG during the Reporting Period. Relevant suppliers were surveyed using the RMI developed Conflict Minerals Reporting Template (“CMRT”) to identify the smelters and refiners (“SORs”) which may have processed the 3TG contained in the components and/or materials supplied to Qorvo. We evaluated supplier responses for completeness, internal consistency, and degree of alignment with Qorvo’s Responsible Minerals Policy and sourcing expectations. Where supplier responses were identified to be incomplete, inconsistent or contained potential supply chain risks, we conducted follow-up engagement to seek clarification. We compared the SORs identified by our suppliers against recognized third-party audit programs, such as the RMI Responsible Minerals Assurance Process (“RMAP”), London Bullion Market Association (“LBMA”) Responsible Gold Programme, and the Responsible Jewellery Council (“RJC”) Chain-of-Custody Certification to assess audit participation and conformance status.
To the extent reasonably practicable, we determined potential country of origin information for the identified SORs from sources including supplier CMRT disclosures and RCOI information made available through recognized third-party audit programs. Publicly available resources such as SOR company websites were also considered if we determined such publicly available information to be reliable.
Results of RCOI
Qorvo conducted a survey of 198 suppliers reasonably determined to provide components and/or materials containing 3TG during the Reporting Period.
As of April 30, 2026, the results of our RCOI were as follows:
•100% of relevant suppliers provided a CMRT response to our 3TG survey request.
•Relevant suppliers identified 217 SORs determined to be “eligible” and operational, which may have processed the conflict minerals contained in the components and/or materials supplied to Qorvo during the Reporting Period.
•We know or have reason to believe that some portion of the 3TG processed by at least 33 of the 217 SORs may have originated in the Covered Countries and may not have derived solely from recycled or scrap sources.
A limited number of suppliers did not disclose complete SOR information, or were unable to identify all SORs supplying 3TG to their respective supply chains for the Reporting Period. In addition, some suppliers provided CMRT responses that were not sufficiently constrained to the 3TG contained in components and/or materials supplied to Qorvo. As a result of these limitations and due to the complexity of multi-tier supply chains, we were unable to determine with certainty the origin of all the conflict minerals used in our products for the Reporting Period. Qorvo’s due diligence and escalation efforts with suppliers who provided incomplete or insufficient information are ongoing and we continue to engage such suppliers to drive improvements in their responses.
DUE DILIGENCE DESIGN

Qorvo’s responsible minerals program includes due diligence measures designed to support the responsible sourcing of 3TG in its global supply chain and is structured to conform with the OECD Due Diligence Guidance as it relates to our position in the supply chain as a “downstream” company.
DUE DILIGENCE MEASURES PERFORMED
In alignment with the OECD’s five-step framework for risk-based due diligence, Qorvo performed the following activities to exercise due diligence on the sources of 3TG used in our products for the Reporting Period.
(1) Establish Strong Company Management Systems
•Maintained a Responsible Minerals Policy, which sets forth Qorvo’s commitment to the responsible sourcing of 3TG originating from the Covered Countries. This Policy is publicly available on our website at https://www.qorvo.com/about-us/sustainability. The content of any website referred to in this report is included for general information only and is not incorporated by reference in this report.
•Operated an internal responsible minerals team, led by Qorvo’s Environmental, Social and Governance organization, responsible for program implementation and communicating related due diligence activities and outcomes to senior management and other relevant Qorvo employees.
•Employed a process for achieving increased control and transparency over our supply chain, utilizing the CMRT and supplier engagement to identify the SORs potentially used to process the 3TG contained in Qorvo’s products, and to obtain the information necessary to meet legal and customer reporting requirements related to conflict minerals.
•Communicated Qorvo's Responsible Minerals Policy and applicable sourcing expectations to relevant suppliers through established supplier engagement channels and documented supplier requirements, including provisions incorporated into Qorvo’s standard Purchase Order Terms and Conditions, available on our website at https://www.qorvo.com/support/supplier-resources.
•Maintained a whistleblower policy and our existing grievance mechanism to provide an open and anonymous reporting channel, where internal and external stakeholders can submit ethics and compliance concerns, or any grievance related to Qorvo policies and procedures. Our whistleblower policy and grievance mechanism are accessible from Qorvo’s Sustainability web page at https://www.qorvo.com/about-us/sustainability.
•Monitored the RMI’s Minerals Grievance Table, and relevant RMI sub-team discussions for 3TG related issues that could be applicable to Qorvo’s supply chain: http://www.responsiblemineralsinitiative.org/rmap/grievance-mechanism.
(2) Identify and Assess Risks in the Supply Chain
•Carried out our process for identifying relevant 3TG suppliers for the Reporting Period.
•Conducted a CMRT survey of our relevant suppliers to obtain 3TG sourcing information for the Reporting Period, including the identification of SORs that may have processed the conflict minerals used in Qorvo products, and related country-of-origin information.
•Maintained a database and process for tracking supplier communications, analyzing supplier CMRTs, aggregating supplier CMRT data for Qorvo reporting, and following up with suppliers whose CMRTs were identified to be incomplete, inconsistent or raised potential data quality concerns.
•Reviewed SORs identified by our suppliers against recognized third-party audit programs to assess audit participation and conformance status.

•Evaluated potential supply chain risks based on factors including the completeness and quality of supplier CMRT responses, SOR audit status, and potential sourcing of 3TG from Covered Countries, using information available through supplier disclosures and RMI member resources.
(3) Design and Implement a Strategy to Respond to Identified Risks
•Maintained a supplier monitoring procedure designed to identify and mitigate potential risks presented by relevant suppliers not meeting Qorvo’s expectations for the responsible sourcing of conflict minerals.
•Followed up with suppliers whose CMRT responses contained incomplete or potentially inaccurate information to request additional clarification to ensure accuracy of the 3TG data reported.
•Provided resources to relevant suppliers to increase awareness of Qorvo’s expectations and requirements for responsible mineral sourcing and to reduce the risk of inaccurate information received from our suppliers.
•Monitored risk indicators and supplier response quality to inform ongoing engagement and prioritization efforts.
•Engaged in mitigation efforts with relevant suppliers identified as not meeting Qorvo’s responsible minerals sourcing requirements to encourage improved alignment.
•Contacted a portion of SORs identified in our supply chain to encourage their participation in the RMAP.
•Provided progress updates to senior management summarizing information gathered during Qorvo’s CMRT survey, 3TG data trends, and if necessary, the status of any ongoing supplier engagement or risk mitigation efforts.
(4) Support Independent Third-Party Audits of SOR Due Diligence
•Utilized independent third-party audit programs such as the RMI, LBMA and RJC to carry out assessments of global 3TG processors and validate their responsible sourcing practices.
•Maintained active membership and participation in the RMI and contributed to the organization’s ongoing work focused on improving supply chain transparency and audit participation among mineral processing facilities. Qorvo serves in leadership roles within RMI workgroups related to smelter engagement and supply chain data management. The data on which we relied for certain statements in this CMR was obtained through our membership in the RMI, using the RCOI report for Qorvo (Member Code: QRVO).
(5) Report on Supply Chain Due Diligence
•Reported the results of Qorvo's RCOI and due diligence measures for the Reporting Period through its annual Form SD and CMR, filed with the SEC and available on our website at https://ir.qorvo.com/node/5876.
•Communicated on our responsible minerals program and related due diligence in our annual Sustainability Report, available on Qorvo’s website at https://www.qorvo.com/about-us/Sustainability.
DUE DILIGENCE RESULTS
Inherent Limitation on Due Diligence Measures Taken
The due diligence measures listed above can only provide reasonable, not absolute, assurance regarding the origin of the conflict minerals used in our products. Our due diligence process is based on obtaining accurate 3TG information from our relevant suppliers and those suppliers obtaining similar information from their supply chains to identify the original sources of the 3TG used in our products. As we do not directly purchase from any SORs – nor do the majority of our suppliers – we have very little influence over SOR sourcing. We rely, to a large extent, on the information provided by independent third-party audit programs. Such sources of information may contain incomplete or inaccurate data and may be subject to fraud.

Smelter and Refiner Due Diligence Results
We rely on the good faith efforts of our relevant suppliers to provide us with reasonable representations of the SORs used to process the 3TG contained in our products for the Reporting Period. However, a number of our suppliers provided survey responses representing their supply chains at the company level or included 3TG data for components and/or materials beyond those that were supplied to Qorvo. As a result, the processing facilities identified by our suppliers for the Reporting Period likely include more facilities than those that were actually involved in the processing of conflict minerals contained in our products.
For the Reporting Period, our relevant suppliers identified 254 facilities as potential SORs that may have processed the 3TG believed to be present in Qorvo’s supply chain. We conducted a review of these reported facilities to assess whether they meet the RMI’s definition of a smelter or refiner; whether they are operational; and whether they are conformant with, or participating in, a recognized third-party audit program such as the RMAP, LBMA or RJC.
Based on this review, 37 of the reported facilities were found to be ineligible for inclusion as they were either inoperative or did not meet the RMI’s definition of a 3TG smelter or refiner. These entities are not considered “processing facilities” for the purposes of this report and are excluded from the data presented in the sections below.
Processing Facilities (“SORs”) Identified for the Reporting Period
The use of the terms “smelters and refiners” and “processing facilities” throughout this CMR refers to 3TG entities that 1) were reported in a supplier’s CMRT for the Reporting Period; 2) were determined to meet the RMI’s definition of a smelter or refiner; and 3) were determined to be operational in 2025. In some cases, our suppliers reported facilities that Qorvo believed to be not eligible for participation in a third-party audit program. These facilities are not included in the data presented below. We continue to conduct due diligence on such entities and to work with relevant suppliers to drive improvements in the quality and reliability of 3TG data reported to Qorvo.
Figure 1: Participation Status of Identified SORs by Reporting Year
For the purposes of this CMR, participation status is defined in the following manner:
•Conformant – SOR has been validated by a third-party audit and found to be conformant to relevant audit protocols including the RMAP, LBMA or RJC.
•Active – SOR is engaged and participating in a third-party audit program but has not yet completed the audit.
•Not Participating – SOR has not yet committed to, or has not successfully completed, third-party verification of their responsible mineral sourcing processes.

Figure 2: SOR Participation Status* by Metal for the Reporting Period
*Data is based on smelter participation status as of April 30, 2026.
Table 1: Identified SORs with Covered Country Sourcing*
All smelters and refiners that we know or have reason to believe may source from the Covered Countries are conformant to a third-party audit program as of April 30, 2026.

Mineral	Total SORs Identified	Believed to Source from the Covered Countries	Percentage
Tantalum	33	12	36%
Tin	54	8	15%
Tungsten	33	10	30%
Gold	97	3	3%
Total	217	33	15%
*Data is based on the RMI’s RCOI report dated March 27, 2026.

Table 2: Potential Countries of Origin for SORs Identified for the Reporting Period
Below is a list of the countries from which the 3TG used in Qorvo’s products may have originated, based on the RMI’s RCOI report dated March 27, 2026*.

ARGENTINA	GHANA	PERU
ARMENIA	GREENLAND	PHILIPPINES
AUSTRALIA	GUATEMALA	POLAND
AUSTRIA	GUINEA	PORTUGAL
AZERBAIJAN	GUYANA	RUSSIA
BENIN	HONDURAS	RWANDA**
BOLIVIA	INDIA	SAUDI ARABIA
BRAZIL	INDONESIA	SENEGAL
BULGARIA	JAPAN	SERBIA
BURKINA FASO	KAZAKHSTAN	SIERRA LEONE
BURUNDI**	KENYA	SLOVAKIA
CAMBODIA	KYRGYZSTAN	SOLOMON ISLANDS
CANADA	LAO PEOPLE’S DEMOCRATIC REPUBLIC	SOUTH AFRICA
CHILE	LIBERIA	SPAIN
CHINA	MADAGASCAR	SURINAME
COLOMBIA	MALAYSIA	SWEDEN
CONGO, DEMOCRATIC REPUBLIC OF THE**	MALI	TAJIKISTAN
COSTA RICA	MAURITANIA	TANZANIA**
CÔTE D’IVOIRE	MEXICO	THAILAND
DOMINICAN REPUBLIC	MONGOLIA	TURKEY
ECUADOR	MOROCCO	UGANDA**
EGYPT	MOZAMBIQUE	UKRAINE
ESWATINI	MYANMAR	UNITED KINGDOM
ETHIOPIA	NAMIBIA	UNITED STATES OF AMERICA
FIJI	NEW ZEALAND	UZBEKISTAN
FINLAND	NICARAGUA	VIETNAM
FRANCE	NIGER	ZAMBIA**
FRENCH GUIANA	NIGERIA	ZIMBABWE
GEORGIA	NORWAY
GERMANY	PAPUA NEW GUINEA
*The RMI provides member companies with an aggregated list of potential countries of origin for all conformant SORs. Because this information is not specific to individual downstream companies or products, this list may include countries that do not represent actual sources of the 3TG contained in Qorvo’s products for the Reporting Period.
**Covered Countries

2026 PLANNED IMPROVEMENTS
Qorvo remains committed to the responsible sourcing of conflict minerals and to the ongoing advancement of its responsible mineral program.
For the 2026 reporting period, we plan to:
•Continue working with suppliers who provided incomplete, inconsistent or potentially inaccurate 3TG sourcing information to encourage improved data quality and increased identification of the SORs that may process the conflict minerals contained in the components and/or materials supplied to Qorvo.
•Continue supporting and encouraging 3TG SORs to participate in a recognized third-party responsible sourcing audit, such as the RMAP, through supplier engagement and industry collaboration.
Forward Looking Statements
This Conflict Minerals Report contains forward-looking statements, including statements regarding our due diligence planned improvements, and other statements preceded by terminology such as “believes,” “continue,” “could,” “estimates,” “expects,” “goal,” “hope,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “reasonably,” “should,” “thinks,” “will” or the negative of these terms or other comparable terminology, and include, among others, our planned improvements. These statements are only predictions or our current intentions. We do not guarantee future activities, performance or achievements, which could be affected by, among other things, changes in Rule 13p-1, interpretations of Rule 13p-1, international due diligence frameworks, law, our internal allocation of resources or emphasis, customer demands or expectations, and the cooperation of suppliers. We do not intend to update any of the forward-looking statements after the date of this Conflict Minerals Report. These forward-looking statements are made in reliance upon the safe harbor provision of The Private Securities Litigation Reform Act of 1995.